Annual Report

Cover Page

Name of issuer:

A.M. KIDD HOLDING INC.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: CA

Date of organization: 2/21/2020

Physical address of issuer:

2001 Addison ST
Ste 300
Berkeley CA 94704

Website of issuer:

http://coconoirwineshop.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$162,332.00	$67,306.00
Cash & Cash Equivalents:	$83,862.00	$6,087.00
Accounts Receivable:	$0.00	$60,410.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$186,462.00	$60,410.00
Revenues/Sales:	$31,797.00	$4,521.00
Cost of Goods Sold:	$23,959.00	$2,264.00
Taxes Paid:	$695.00	$0.00
Net Income:	($72,433.00)	($29,437.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

A.M. KIDD HOLDING INC.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Principal Occupation | Main | Year Joined as |

Director	Principal Occupation	Employer	Director
Alicia M Kidd	Owner and CEO	The Wine Noire LLC	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Alicia M Kidd	CFO	2021
Alicia M Kidd	Secretary	2021
Alicia M Kidd	President	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
The Wine Noire LLC	9900.0 Common Stock	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

COVID-19: Managing Risks and Ensuring Business Continuity

With COVID there is naturally ambiguous launching a store front business. In the current situation, we know it is vital to react as fast as possible in order to mitigate impacts and other risks and to prepare the organization for the further development of the COVID-19 pandemic and its possible scenarios. We have developed business continuity management covers infrastructure, cyber, employee, business, operational and communication risks, with the aim of managing and facing new challenges and risks, to ensure continuity of operations and production.

The bottom line so far is that the coronavirus has many effects that are detrimental to the economy in general and the economy of wine in particular. Anyone in the wine business would be wise to ask themselves a series of questions that starts with "how well prepared is my company for a recession?" and continues down the list to supply chain disruptions, swings in consumer demand, altered trade patterns, tasting room strategies and policies, and so on. It is already too late to anticipate some impacts, but not too soon to think through others.

Due to the COVID-19 pandemic, we may face issues acquiring customers and securing distribution partners. It is unknown how this will impact market demands going forward.

Supply Chain Disruption

One impact of coronavirus has been to make us more aware of the inherent risks in international and global supply chains and associated just-in-time production strategies. Bottlenecks anywhere along the chain can potentially impact final production. Wine is certainly affected by supply chain issues related to the coronavirus, although not as much as some other industries such as automobiles and electronics. Glass imports from China are one important concern and I am sure there are others. Wine exports, which are of growing importance because of the domestic surplus, may also be disrupted.

Product Risk

We will probably depend on a small number of large retailers for a significant portion of our sales.   Food and beverage retailers in the U.S. and other markets have been consolidating, resulting in large, sophisticated retailers with increased buying power. They are in a better position to resist our price increases and demand lower prices. They also have leverage to require us to provide larger, more tailored promotional and product delivery programs. If we and our bottlers and distributors do not successfully provide appropriate marketing, product, packaging, pricing and service to these retailers, our product availability, sales and margins could suffer.

Unpredictable Governmental Alcohol Policy Change

If the social acceptability of our products declines, or governments adopt policies disadvantageous to beverage alcohol, our business could be adversely affected.Our ability to market and sell our products depends heavily on societal attitudes toward drinking and governmental policies that both flow from and affect those attitudes. In recent years, increased social and political attention has been directed at the beverage alcohol industry. For example, there remains continued attention focused largely on public health concerns related to alcohol abuse, including drunk driving, underage drinking, and the negative health impacts of the abuse and misuse of beverage alcohol. While most people who drink enjoy alcoholic beverages in moderation, it is commonly known and well reported that excessive levels or inappropriate patterns of drinking can lead to increased risk of a range of health conditions and, for certain people, can result in alcohol dependence. Some academics, public health officials, and critics of the alcohol industry in the United States, Europe, and other parts of the world continue to seek governmental measures to make beverage alcohol more expensive, less available, or more difficult to advertise and promote. If future high-quality scientific research indicated more widespread serious health risks associated with alcohol consumption – particularly with moderate consumption – or if for any reason the social acceptability of beverage alcohol were to decline significantly, sales of our products could decrease.

Location

Our location has been promised to us however due to COVID the construction and permitting has been delayed impacting visibility of our launch date.

Competition

Although most of our competitors will be undergoing similar environmental risks, our competition with longer store front tenure in the wine business could potentially impact our market share.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	1,000,000	0	No
Common Stock	10,000	9,900	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2021	Regulation Crowdfunding		$260,650	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar

transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our company operates as an on-premise wine retail store, eatery, and event space for women winemakers and winemakers of color.

Our 5-year vision is to expand and open our 2nd will be at an airport or a similar downtown location in the Bay Area or out of state cities such as Atlanta our Houston. . Also, we want to be the industry leader in offering wine and tapas dishes produced by women and minority winemakers and chefs. Finally, we aim to be the leader in wine technology that connects women winemakers and winemakers of color to a global audience to sell their wine and grow their brand.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

A.M. KIDD HOLDING INC. was incorporated in the State of California in February 2020.

Since then, we have:

- 🍷 The 1st BIPOC/Women-owned Retail Wine Shop & Tasting Room in Oakland CA
- 🍷 Founder deeply rooted in the wine industry w/6 yrs of exp.-owns a Wine Import & Distribution Bus.
- 🍷 Online Wine Sales from 2020 to Date are $125K
- 🍷 Wine exp with diversified revenue streams including onsite, e-commerce, and a mobile app
- 🍷 Opening in Fall 2022 in the Black Arts Movement Business District in Downtown Oakland CA
- 🍷 Community & Social space to amplify and celebrate Women and BIPOC in the wine industry
- 🍷 Headquartered in a beautiful corner commercial space in a new 40-story luxury apartment building

Historical Results of Operations

Our company was organized in February 2020 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2021, the Company had revenues of $31,797 compared to the year ended December 31, 2020, when the Company had revenues of $4,521. Our gross margin was 24.65% in fiscal year 2021, compared to 49.92% in 2020.
- *Assets*. As of December 31, 2021, the Company had total assets of $162,332, including $83,862 in cash. As of December 31, 2020, the Company had $67,306 in total assets, including $6,087 in cash.
- *Net Loss*. The Company has had net losses of $72,433 and net losses of $29,437 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.
- *Liabilities*. The Company's liabilities totaled $186,462 for the fiscal year ended December 31, 2021 and $60,410 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 1 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan

to raise capital in 1 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

A.M. KIDD HOLDING INC. cash in hand is $0, as of September 2020. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $5,000/month, for an average burn rate of $5,000 per month. Our intent is to be profitable in 12 months.

There have not been any changes in our company's finances or operations since the date that our financials have been completed.

Our company expected or estimated revenue in 3 months is $310,000 and total expenses for 3 months is $219,000.

We expect to show profitability in 12 to 18 months from our open date. We are seeking additional funding prior to our open date which is in fall of 2022. To meet our revenue generating goals we need additional $250,000 to be revenue generating in the 3 months. We expect to raise that capital in the next 2 to 3 months.

Our company is not profitable. We expect to be profitable in the next 12 to 18 months. We need additional funding of $250,000 to reach profitability.

We expect to reach our additional funding goal in the next 2 to 3 months.

The other sources of capital will come from the co-founder's personal financial contribution, low and no interest business loans with flexible repayment terms, business grants, and friends and family contribution.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alicia M Kidd, certify that:

(1) the financial statements of A.M. KIDD HOLDING INC. included in this Form are true and complete in all material respects ; and

(2) the tax return information of A.M. KIDD HOLDING INC. included in this Form reflects accurately the information reported on the tax return for A.M. KIDD HOLDING INC. filed for the most recently completed fiscal year.

Alicia M Kidd
President

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.coconoirwine.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alicia M Kidd
- Alicia M Kidd

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Wefunder Crowdfunding Revenue Share
- Wefunder Crowdfunding Revenue Share

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Alicia M Kidd
- Alicia M Kidd

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

A.M. KIDD HOLDING INC.

By

Alicia Kidd

Founder and Owner

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Alicia Kidd

Founder and Owner

9/7/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to

irrevocable. The company hereby waives any and all defenses that may be available to
contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in
reliance upon this power of attorney.